Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Retirement Plans Committee
Astoria Bank 401(k) Plan

We consent to the incorporation by reference in registration statement No. 333-226007 on Form S-8 of the Sterling Bancorp of our report dated July 11, 2018, with respect to the statement of net assets available for plan benefits of the Astoria Bank 401(k) Plan (the Plan) as of December 31, 2017 and the related statement of changes in net assets available for plan benefits for the year then ended, and the supplemental Schedule H, Part IV - Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017, and Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended December 31, 2017, which report appears in the December 31, 2017 Annual Report on Form 11-K of the Astoria Bank 401(k) Plan.

/s/ Buchbinder Tunick & Company LLP

Little Falls, New Jersey
July 11, 2018